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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                             )

EXHIBITS

Exhibit No.	Exhibit Description
1	Press Release announcing the number of common shares issued with respect to the warrants exercised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: November 20, 2007	By:	/s/ R. Gregory Laing Name: R. Gregory Laing Title: General Counsel, Senior Vice President Legal and Corporate Secretary

[AEM LOGO]	AGNICO-EAGLE MINES LIMITED News Release

Stock Symbol:	AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212

AGNICO-EAGLE RECEIVES $130,640,561 AND ISSUES 6,875,819 COMMON SHARES
ON EXERCISE OF SHARE PURCHASE WARRANTS

(All amounts expressed in US dollars unless otherwise noted)

Toronto (November 20, 2007) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that 6,875,819 share purchase warrants were exercised prior to their expiry at 5:00 p.m. on November 14, 2007 for proceeds to Agnico-Eagle of $130,640,561. The warrants were issued pursuant to a warrant indenture dated November 14, 2002 with Computershare Trust Company of Canada. Each warrant entitled the holder to purchase one common share of Agnico-Eagle for $19.00. Agnico-Eagle issued 6,875,819 common shares upon the exercise of the warrants.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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EXHIBITS
SIGNATURE
AGNICO-EAGLE RECEIVES $130,640,561 AND ISSUES 6,875,819 COMMON SHARES ON EXERCISE OF SHARE PURCHASE WARRANTS